Filed by Energy Partners, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stone Energy Corporation

Commission File No.: 1-12074

The following is the transcript of a call held by Energy Partners for analysts and shareholders on June 23, 2006:

Operator

Good morning and welcome to the Energy Partners conference call. With us today are Rick Bachmann, Energy Partners’ Chairman and Chief Executive Officer; Phillip Gobe, Energy Partners’ President and Chief Operating Officer; John Peper, Energy Partners’ Executive Vice President, General Counsel and Corporate Secretary; and TJ Thom, Energy Partners’ Director of Investor Relations.

At this time I would like to inform all participants that your lines will be in a listen-only mode. After the speakers’ remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS). As a reminder, ladies and gentlemen, this conference call is being recorded and your participation implies consent to our recording of this call. If you do not agree with these terms, please disconnect at this time. I would now like to turn the call over to Ms. TJ Thom.

TJ Thom - Energy Partners - Director of IR

Good morning, everyone, and thank you for joining us to discuss Energy Partners’ acquisition of Stone Energy that was announced earlier this morning. Joining the today from EPL are Rick Bachmann, Chairman and CEO; Philip Gobe, President and COO; and John Peper, Executive Vice President, General Counsel and corporate secretary. Also on the call and available to answer questions are — Rodney Dykes, Senior Vice President of Production; Dina Bracci, our Controller, and other members of our senior management team.

Rick will begin today’s call with an overview of the transaction, its financial impact on EPL, and the due diligence process that was conducted by EPL before we submitted our definitive merger agreement to Stone. Phillip will then provide a detailed operational perspective on the combination of EPL and Stone’s assets and discuss our exploration and exploitation strategy. He will discuss how EPL intends to achieve significant cost savings through this transaction. Finally, Rick will make some closing remarks before we take your questions.

Slides that provide additional detail regarding this transaction are available on our website at www.eplweb.com. We will refer to specific slides during this conference call. First we need to get the administrative housekeeping out of the way with our safe harbor statement, which is posted in detail on slide 3. This press release contains forward-looking information regarding EPL and Stone that is intended to be covered by the safe harbor forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release that address activities, events or developments that EPL or Stone expects, believes, or anticipates will or may occur in the future are forward-looking statements. These include statements regarding — completion of the proposed merger; effective integration of the two companies; reserves and production estimates; oil and gas prices; the impact of derivative positions; production expense estimates; cash flow estimates; future financial performance; planned capital expenditures; and other matters that are discussed in EPL and Stone’s filings with the SEC.

These statements are based in current expectations and projections about the future events and involve known and unknown risks, uncertainties, and other factors that may cause actual results and performance to be materially different from future results or performance expressed or implied by these forward-looking statements. Please refer to EPL and Stone’s filings with the SEC including each company’s Form 10-K for the year ended December 31, 2005 for a discussion of these risks. Now with that, let me turn the call over to Rick for his comments.

Rick Bachmann - Energy Partners - Chairman, CEO

Thank you, TJ. Good morning, everyone, and thank you for joining us. As you saw on the press release we issued earlier this morning, we announced that the Boards of EPL and Stone have approved and entered into a definitive merger agreement to combine the two companies in an acquisition valued at approximately $2.2 billion, which values Stone’s equity at approximately $1.4 billion and includes refinancing approximately $8 million [$800 million] of Stone debt. Today’s announcement is a very exciting one for EPL and marks an important step forward in our strategy to become a premier Gulf of Mexico E&P Company. Slide 4 shows this powerful strategic rationale for this combination, which will significantly expand our scale and opportunities in the Gulf, accelerating diversification and growth. It adds proved reserves at an attractive price of $20.63 a boe or $3.43 per Mcfe and gives us assets that are highly operated and provides a balanced gas/oil production ratio.

The Gulf assets of EPL and Stone overlap almost perfectly and this provides inherent operational synergies along with other administrative synergies and associated cost savings we have identified. This will uniquely position the combined company to generate considerable upside for our shareholders of both EPL and Stone. Through our combination with Stone we will become better able to compete in every area in which we operate — the Gulf Shelf, Deepwater, the Deep Shelf, onshore Louisiana, the Rocky Mountains, Williston Basin, and internationally. The combination with Stone also provides us with a low-cost entry into several of the most attractive basins in the Rocky Mountains and the Williston Basin. We gain an experienced team already in place and we’ll be able to continue an active E&P program in this region. Another key benefit of this acquisition is that Stone’s experienced operating, technical, financial and administrative staff will augment our already strong employee base. We will have the people in place to execute our operating strategy even in the current tight labor market. I am delighted to welcome Stone’s employees on to our team and I expect that their expertise will further accelerate our ability to deliver profitable growth.

Slide 5 lays out some of the highlights of the transaction. Under the terms of the agreement, EPL will acquire all of the outstanding shares of Stone for $51 in cash or stock at the election of the holder subject to a collar and other limitations. Prior to entering into this agreement with EPL, Stone terminated its agreement with Plains Exploration and Production Company yesterday. As required under the terms of the terminated merger agreement between Stone and Plains, Plains is entitled to a breakup fee of $43.5 million, which has been advanced by EPL.

Under the terms of a definitive merger agreement, each share of Stone common stock will be converted into the right to receive at the election of the holder, $51 in cash or EPL shares equivalent to the ratio determined by dividing $51 by the market price of EPL shares based on a 20-day trading average prior to the third trading day preceding the closing providing that the exchange ratio will not be greater than 2.525 or less than 2.066 EPL shares per Stone share. The election of cash or stock will be subject to a limit on the total cash consideration of approximately $723 million, which includes $15.5 million attributable to stock options and a limit on the total number of EPL shares issued of approximately 35 million shares.

Assuming that shareholders receive a combination of half cash and half stock, the current value of the total consideration would be $48.25 per share based on EPL’s closing stock price of $18.02 on June 22, 2006. Based on the June 22, 2006 closing price for EPL, the value of the offer would represent a premium of approximately 18% to Stone’s closing share price on May 24, 2006, the date prior to the announcement of EPL’s offer.

The transaction is subject to approval by both companies’ shareholders as well as customary closing conditions and regulatory approvals including clearances under the Hart-Scott-Rodino Antitrust Improvement Act. Jimmy Stone, Chairman of Stone Energy Corporation, who beneficially owns approximately 5% of the outstanding shares of Stone, has agreed to vote his shares in favor of this transaction. EPL has received a commitment letter from Bank of America for the financing of this transaction. We expect the transaction to close early in the fourth quarter of 2006.

We have gotten to know many of Stone’s employees over the past three weeks as we have conducted a very thorough due diligence review. As you’ll see on slide 6, during this process we covered all of Stone’s key functions and operating groups. The areas on which we focused included their reserves, storm losses and related insurance coverage, shareholder litigation and the ongoing SEC inquiry and potential cost savings and operational and administrative synergies. In doing so, we identified considerable upside potential including numerous shelf exploitation and exploration opportunities. Stone’s proposed acquisition of additional interest in the Amberjack field in Mississippi Canyon 108/109 in the deepwater Gulf of Mexico, Stone’s deepwater and Deep Shelf portfolio, their growing Rocky Mountains and Williston acreage position, and the opportunity to develop the Bohai Bay, China concessions — all these present numerous opportunities.

On slide 7 you can see the impact of the reserves that EPL is acquiring through this transaction. On a pro forma basis including Amberjack the combined company would have a year-end 2005 pro forma reserve of 167 million barrels of oil equivalent. This would be an increase of 182% from EPL’s current reserve base of 59.3 million barrels of oil equivalents. But 86% of those reserves are in the Gulf of Mexico and the Gulf Coast region and 14% in the Rocky Mountains and the Williston Basin. All of EPL’s reserves are fully engineered by independent engineering firms; and all of Stone’s reserves are expected to be similarly fully engineered prior to closing.

Slide 8 shows the financial impact of the transaction. Based on consensus First Call prices of $62.44, $59.94, $57.54 for the years ‘06, ‘07, and ‘08 respectively for oil and $7.22, $8.33, and $8.58 for gas, we expect this transaction to be immediately cash flow accretive. This assumes $55 million in annual pretax cost savings, which Phillip will discuss in greater detail. We are planning the 2007 capital budget of approximately $625 million. We anticipate that the combined companies will generate cash flow from operations again using First Call prices that will be approximately $1 billion in 2007 and 2008. We intend to use this cash flow not only for exploration and development, but to substantially reduce debt to approximately 50% of book capitalization by the end of 2008. We anticipate designing a hedging program that would hedge a substantial percentage of production in 2007 and 2008.

On slide 9 you can see a comparison of this transaction with recent comparable transactions including corporate mergers and asset purchases. This is obviously a critical metric we used in our evaluation of the transaction. We are acquiring Stone and its assets at an attractive price of $20.63 per barrel of oil equivalent.

And slide 10 gives you some additional information about the combined company and how it will look. We already have in place a strong management team that is ready and capable to capitalize on the growth opportunities presented by the acquisition of Stone. From a corporate governance standpoint, we are expanding our Board of Directors with the addition of three Stone Board members — Jimmy Stone,

Richard Pattarozzi and Kay Priestly. I’m looking forward to working with each one of them, especially to serving with my friend and neighbor, Jimmy Stone. With that, I would like to turn it over to Phillip to discuss some of the operational benefits and opportunities that we are following with our due diligence.

Phillip Gobe - Energy Partners - President, COO

Okay, Rick. Thank you and good morning, everyone. On slide 12 is a snapshot of the combined company, which by any measure would immediately make Energy Partners a premier operator in the Gulf of Mexico. We will have a balanced program of low, moderate, and high potential projects. As the chart shows, the combination will diversify our production throughout the central, western, and eastern Gulf of Mexico. 89% of our reserves will be operated and our oil/gas production [reserves] ratio will be 48% and 52% respectively.

The best way to appreciate the strength of our combined position in the Gulf of Mexico is to look at the map of EPL’s and Stone’s operations onshore and offshore as illustrated on slide 13. In terms of acreage, we will be doubling both our Gulf of Mexico shelf position and deepwater Gulf of Mexico acreage position as well.

And then on slide 14 you’ll see our combined 3-D seismic coverage. The coverage is quite extensive, covering some of the most prolific and prospective deepwater acreage in the Gulf of Mexico. In addition to the extensive inventory that EPL currently has over the Gulf of Mexico shelf, the additional coverage is substantial and will augment our prospect generating capability.

Turning to slide 15, I want to review the Amberjack acquisition, which Stone disclosed earlier this week. Stone exercised its preferential right to purchase an additional interest in Mississippi Canyon 109 and Mississippi Canyon 108. This is an attractive opportunity which Stone would acquire for $191 million resulting in a price per barrel of oil equivalent comparable to the overall cost per barrel equivalent paid by Energy Partners in acquiring Stone.

Pre Katrina, this field was producing approximately 2,700 barrels of oil equivalent per day net to Stone’s interest. After the acquisition and restoration of production from the field, net production is expected to increase 5,000 barrels of oil equivalent per day to a total net production of approximately 7,700 barrels of oil equivalent per day. Also, over the last ten years production from this field has consistently outperformed the decline models — decline curve models providing upside on the producing reserves.

Additionally, Amberjack has four shallow, moderate risk, moderate potential exploration opportunities. And finally, because of Amberjack’s location in 1,000 feet of water at the shelf’s edge, the facility is an ideal hub for subsea tie back opportunities that have been identified by Noble Energy as a candidate for a potential subsea tie back for the Raton and Redrock discoveries in Mississippi Canyon 248 and Mississippi Canyon 204. The acquisition of Amberjack interest is subject to execution of a purchase and sale agreement. Stone has said it expects closing by early third quarter of 2006 and estimated startup by year-end.

As you can see from slide 16, the rankings demonstrate that this transaction will create a premier Gulf of Mexico position in our industry. Based on 2005 figures, the combination that moved us from the fifth most active driller of operated wells in federal and state waters in the Gulf of Mexico to the third most active. That would put us behind only Apache and Chevron and we regard that as good company to be in.

The combination will significantly expand our Gulf of Mexico exploration and exploitation opportunities and slide 17 lays out that strategy. Together, EPL and Stone will benefit from a substantial inventory of drilling opportunities that include some high-risk, moderate risk, and low-risk inventory. Our E&P program will focus on high grading the combined companies’ prospect inventory to achieve a more balanced drilling portfolio onshore and offshore.

We will apply our exploitation focus to Stone’s Gulf of Mexico legacy fields. In fact, our initial review of Stone’s Gulf shelf inventory yielded over 60 low-risk behind pipe opportunities. We also plan to tap into the moderate risk exploration upside acreage that may have been overlooked in favor of the Deep Shelf strategy employed by Stone. Our confidence in unearthing these opportunities is grounded in three recent farmouts on three Stone-owned blocks, one of which has been drilled and is successful.

As a result of the acquisition, we will also have extensive 3-D seismic coverage and undeveloped acreage to work in the Gulf Shelf, deepwater, and Deep Shelf. The upside value potential represents a tremendous long-term opportunity. Slide 18 gives you an update on EPL’s 2006 exploratory program for the Gulf of Mexico shelf and onshore. We are firmly committed to the Gulf. We believe it is the best basin in the world in terms of geology and margins and this combination with Stone will make us stronger and more competitive in our own backyard.

On slide 19 is an update on our deepwater exploratory program. This is a joint venture with Noble Energy, a proven and successful deepwater operator. We’ve enjoyed early success in the deepwater, going 2 for 2. The program will continue later this year or early next year when the rig returns to do further appraisal drilling. Slide 20 presents a sizable inventory of prospects for exploitation and development drilling we are acquiring in the Rocky Mountains and Williston Basin. This will enable Energy Partners to gain a strong position in three of the hottest areas in the greater Rocky Mountain area at a low entry price. Stone currently has an active drilling program in Pinedale and Jonah in Wyoming and the Bakken shale in Montana. In addition to the sizable inventory of approximately 150 drilling locations, an ongoing process of identifying other significant opportunities with an experienced team in place will continue to build on an already successful program to date.

Now, looking at slide 21, one of the key advantages of this transaction is the ability to realize significant operating and financial cost savings. In the recent past we have operated at a significantly lower lease operating expense level than Stone and we expect to be able to significantly reduce LOE on Stone’s assets. It is also important to note that the first-quarter 2006 figures for Stone include approximately $2.65 per barrel of oil equivalent of onetime Katrina-related expenses. Based on our analysis utilizing our cost-effective approach to operations, we expect to be able to cut at least another $2.00 per barrel equivalent out of the cost structure. Taken together the LOE per boe should be approaching approximately $7.50 per barrel of oil equivalent.

During our due diligence, we identified $55 million of readily achievable annual cost savings starting in 2007. Slide 22 breaks these down. As you can see, we have identified two major categories where we expect to realize these synergies. $25 million of annual savings will result from operational synergies including the rationalization of shore bases, procurement, cost tracking, transportation and personnel. We anticipate $30 million of annual G&A savings through the rationalization of our respective insurance programs, retention of consultants, and respective employee bases and other items.

On slide 23 we show one compelling example of how we’re going to achieve the targeted operational synergies. In the Gulf of Mexico right now, EPL’s production operations operate two helicopters, two utility boats, and one part-time utility boat. Operating in approximately the same area, Stone currently runs seven helicopters and nine utility boats. We have already noted that our boats pass each day and we don’t need nine helicopters and 12 boats as a combined company. Since our operations in the Gulf of

Mexico have significant overlap, we expect to run the combined operation with five helicopters and eight utility boats. This alone will save Energy Partners an estimated $9 million per year in operating expense. In short, by executing our proven operational philosophy of cost discipline with respect to both transportation and manpower, we expect to deliver significant savings to our bottom line. This does not include the significant cost savings on the drilling side of the business that will be reflected in the capital budget for the combined companies. Now before we open the floor to questions, let me turn it back to Rick.

Rick Bachmann - Energy Partners - Chairman, CEO

Thank you, Phillip. I probably should have started this call by referencing Jim Hackett’s comments, Jim being the CEO of Anadarko when he said this morning that he was excited to be focusing on the two fastest-growing basins in this country, the deepwater Gulf of Mexico and the Rocky Mountains. We’re side-by-side with Anadarko in the Rocky Mountains. We’re a growing presence in the deepwater Gulf of Mexico. So we like Jim’s comments. We agree with him.

To wrap things up, slide 25 shows a comparison of our combined company pro forma reserves and production with those of our peers as of December 31, 2005. This chart highlights the fact that this transaction will quickly advance us to a significantly stronger position among a group of larger and more diversified industry players. Our combination with Stone will allow us to meet the challenges of an increasingly competitive environment and capitalize on the opportunities that lie ahead.

This is really a winning combination which will give us the scale and scope to drive the continued growth and help us create value for shareholders of both companies. The acquisition of Stone strengthens and diversifies EPL’s presence in the Gulf of Mexico at an attractive price. It creates operational and administrative synergies that provide cost savings; enhances our ability to compete in all areas of operations; augments EPL’s operating, technical, financial, administrative staff, and provide us with a low-cost entry into the Rocky Mountains and the Williston Basin with an experienced team already in place. I hope that all of you are as excited about this combination as we are. With that, we’ll be very happy to take any questions.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). [Brett Reese], Wachovia Securities.

Brett Reese - Wachovia Securities - Analyst

To the extent one receives stock consideration; will that be structured so that it’s tax-deferred?

Phillip Gobe - Energy Partners - President, COO

This transaction is anticipated to be a tax-free transaction.

Brett Reese - Wachovia Securities - Analyst

Okay, thank you.

Operator

Ron Mills, Johnson Rice.

Ron Mills - Johnson Rice - Analyst

On the Amberjack properties that they just acquired, that would suggest somewhere between 9 and 10 million barrels associated with those properties. In terms of resumption of production by the end of this year, how long would it take to get to the pre Katrina levels and then how long would it take and what steps would be involved to get that incremental 5,000 barrels of production out at that property?

Rick Bachmann - Energy Partners - Chairman, CEO

Ron, the 5,000 barrels of production already exist. It’s simply a matter of making a repair on a subsea pipeline that ties into a Chevron line. And I would anticipate that we’d be back up to fill rate within a couple of weeks of pipeline repair, which we expect to happen before year-end.

Ron Mills - Johnson Rice - Analyst

Okay, so you could get all that production on by year-end?

Rick Bachmann - Energy Partners - Chairman, CEO

Yes.

Ron Mills - Johnson Rice - Analyst

Okay. For the Rocky Mountains - obviously a new area for Energy Partners. You’ve expressed a desire in the past at looking at some onshore basins. What are your initial steps to evaluate those properties and what kind of timeframe in terms of - you determine what steps you want to take out in the Rockies?

Rick Bachmann - Energy Partners - Chairman, CEO

Ron, we took a team up there this week. Very excited to be in the Denver office with the head of our exploration in New Orleans and Phillip and John and I both were up there. Very, very capable, qualified team, very aggressive approach to the area - not just in the areas we articulated, but they’ve got what they call a capture team that has identified a number of new areas. They’ve got a lot of acreage that they’ve accumulated. This, from my perspective, is an area that has been maybe a little bit misunderstood by the marketplace in terms of what Stone had. It’s something we’re clearly very, very excited about.

Ron Mills - Johnson Rice - Analyst

Okay. And in terms of your CapEx, you threw out there, I guess Phillip, $625 million of combined capital in ‘07. Can you break that out at least in rough ranges of shelf versus Deep Shelf versus deepwater versus Rockies?

Phillip Gobe - Energy Partners - President, COO

Ron, I think we’re going to need to go through a relatively thorough review of it, but if you just think about it in terms of - there’s no need for two deepwater programs, two Deep Shelf programs, two Gulf of Mexico programs, so we’re going to work through that and obviously everything will compete on a return basis, so there’s work yet to be done there. I don’t have the specifics for you right now. But clearly all areas will be funded adequately to get the growth that we expect to achieve out of them.

Ron Mills - Johnson Rice - Analyst

Okay. And just from a reminder standpoint, trying to get all your press releases straight in my head. The production — did you all, on your initial conference call, put out production targets from a combined basis and did those include the potential from Amberjack?

Phillip Gobe - Energy Partners - President, COO

Ron, I don’t believe we put out guidance. I would go by EPL guidance. I would go by Stone guidance, and then I would add some of the numbers you just mentioned about Amberjack to that.

Ron Mills - Johnson Rice - Analyst

Okay. All right, well let me let someone else jump on. Thanks, guys.

Operator

(OPERATOR INSTRUCTIONS). Adam Leight, Credit Suisse Securities.

Adam Leight - Credit Suisse Securities - Analyst

In case I missed it, just on the cost savings and synergies timetable, how long do you expect to take for you to realize those and do you have any kind of upfront costs that you’re going to have to take on to offset that?

Rick Bachmann - Energy Partners - Chairman, CEO

In terms of upfront costs, there are obviously transactional costs associated with the merger. There is this breakup fee that we’ve already paid. There are going to be costs associated with retention and severance programs. Those obviously are onetime costs. The cost savings - we think we can pretty immediately realize a big chunk of those not only in the insurance component but when you get down to the boats, the helicopters, the shore bases, the things Phillip has been talking about. We think we can move pretty decisively. We’ve got a number of weeks here to engage in planning with our Stone counterparts to go through and map these out and hit the ground running at the point that our shareholder bases approve this merger.

Adam Leight - Credit Suisse Securities - Analyst

Okay. And is there a framework in terms of either relative share price or proportion of the equity that would change the change of control expectations as to whether there would be an effect on the Energy Partners’ notes versus the Stone notes?

Rick Bachmann - Energy Partners - Chairman, CEO

Adam, I’m not sure I thoroughly understand, but we would expect the respective shareholder bases to be controlled 54% by EPL and 46% by Stone shareholders. That again is subject to a collar and it assumes the maximum number of shares outstanding. So those numbers could change but EPL shareholders will be the ultimate controlling shareholder.

Adam Leight - Credit Suisse Securities - Analyst

That was my calculation. I just wanted to make sure I wasn’t missing something beyond that. Okay, great. Thank you.

Operator

(OPERATOR INSTRUCTIONS). Paul Choo, Steadfast Financial.

Paul Choo - Steadfast Financial - Analyst

It’s a good day to have a call I guess, but I had just a few questions. I guess you guys will have probably about — around $1.7 billion in debt and I was just sort of curious what your projected interest expense is going to be.

Rick Bachmann - Energy Partners - Chairman, CEO

Hang on, Paul. Why don’t you ask another question while we dig that number up?

Paul Choo - Steadfast Financial - Analyst

Sure, not a problem. And coming back to this cost-saving opportunity on the LOE side, I just want to make sure I have this right. Did you say 7.50 is what you’re going to target on a combined basis or 7.50 is what you were trying to get Stone’s properties down to?

Phillip Gobe - Energy Partners - President, COO

That’s just looking at the Stone operating expense. So given the roughly equivalent sizes in the Gulf you can interpolate 0.6 and 7.50 to kind of get it to combine.

Paul Choo - Steadfast Financial - Analyst

Okay, so that essentially gets to target for Stone. Okay, that’s fine. I’m just trying to get to — trying to make sure I have this — I’m understanding this correctly in terms of your projections on cash flow in 2007 and 2008. I guess it’s kind of $1 billion. I guess the oil assumption you’re using is about would you say 59 something?

Phillip Gobe - Energy Partners - President, COO

Correct.

Paul Choo - Steadfast Financial - Analyst

I’m just sort of curious; what kind of production rates does that assume?

Rick Bachmann - Energy Partners - Chairman, CEO

Paul, what we’ve used is we’ve taken Stone’s guidance and our guidance, combined those two numbers. I think I would prefer that we wait until we’ve got the two combined companies to give you guidance. In terms of your first question about interest expense, it’s a little over $150 — 1-5-0 — million for ‘07.

Paul Choo - Steadfast Financial - Analyst

In 2007, okay. Fine. I’m just sort of curious though, because I don’t think either you or Stone have given ‘07 production guidance, to be honest with you — unless I’m mistaken.

T J Thom- Energy Partners - Director of IR

You’re right. Again, I think at this point it’s just a little premature. We of course have traditionally updated during the midyear and once we get beyond the second quarter we’ll see. But again, I think it’s just a little premature at this point.

Paul Choo - Steadfast Financial - Analyst

Okay, that’s fine. And then just sort of one final question. You mentioned hedging. I’m just sort of curious how you will act on that front. In your ability to hedge a substantial amount of production given the fact that your presence in the Gulf would make it — you don’t want to over hedge in the Gulf given the propensity of hurricanes that come through. I’m just curious how you’ll manage to protect the acquisition economics.

Rick Bachmann - Energy Partners - Chairman, CEO

Sure. Paul, I think you know our policy has been to hedge no more than 50% of our production in the Gulf of Mexico. I think that’s a reasonable amount to assume going forward. We’ve used costless collars in the past. We’ve used some synthetic three ways. Right now costless collars look pretty attractive. We’ve had a number of quotes for ‘07/’08 that give indicative floors of — in terms of oil $60, in terms of gas $8. With the Rocky Mountain position, you can obviously hedge that a little more fully than the Gulf. So maybe on a combined basis we’ll creep a little over 50%, but we’re also looking at some unique ways to hedge around the storm season.

Paul Choo - Steadfast Financial - Analyst

Okay, that’s great. Thanks a lot.

Operator

[Doug Campbell], [Seer] Investment Management.

Doug Campbell - Seer Investment Management - Analyst

Putting together a couple things I have a question. One, in the last year some very deep wells have reached total depth in the Gulf with strong hydrocarbon shows. And now you’ll be a much larger company than in the past. Are you apt to step up the level of risk in terms of deep exploration and are you optimistic about geophysical conditions that encourage people to do that?

Rick Bachmann - Energy Partners - Chairman, CEO

In terms of — I think your first question was risk profile. In terms of risk profile, I think one of the things that we’re very comfortable with is the kind of profile we’ve drilled in the last three years, which is a 50% moderate risk. And when we talk about moderate, having risk reducers in terms of AVO anomalies, hydrocarbon indicators. 30% of our budget has been in the higher potential, higher risk, with 20% exploitation. We don’t see a major deviation from that, so I think the answer to your question is we don’t see taking on incremental risk.

Phillip Gobe - Energy Partners - President, COO

On a percentage basis, but obviously on a much bigger capital base you’re going to end up doing more because you’ll have more absolute dollars associated with that 30%. And obviously when we put Stone’s inventory with ours that gives us a number of opportunities to sort through and high-grade. So on an absolute basis, yes. On a percentage basis we’ll remain the same.

Doug Campbell - Seer Investment Management - Analyst

The other part of the question is pretty subjective. First just say a year ago, are you more optimistic about the geophysical prospects of Deep Gulf currently versus (indiscernible)?

Phillip Gobe - Energy Partners - President, COO

I’m not sure exactly what you mean on the deep Gulf. We’re very optimistic on our deepwater program. It’s really simply an extension of what we’ve been doing on the shelf, as Rick mentioned. Those are actually high potential in the moderate risk because they all have amplitudes that we’ve drilled to date and would anticipate drilling. So in that respect — if you’re talking about the Deep Shelf and let me just — my definition of a deep shelf is your first target below 15,000 or 16,000 feet and it does not have a risk reducer. We don’t play that province and at least what I’ve seen would lead me to believe it is not as prospective as some may think. We may change our mind after we get a crack at Stone’s inventory, but right now I’d just be neutral on that.

Doug Campbell - Seer Investment Management - Analyst

Thank you.

Operator

Alina Kotlarsky, Bear Stearns.

Alina Kotlarsky - Bear Stearns - Analyst

I just wanted to get a clarification. You said that you will refinance $800 million of Stone’s debt. Now the 8.25% notes, do you expect that you will try to refinance some others and the mandatory change of control provisions?

Phillip Gobe - Energy Partners - President, COO

Yes, we expect we’ll be refinancing those and we are not assuming that we’ll be relying upon puts pursuant to a change of control.

Alina Kotlarsky - Bear Stearns - Analyst

Okay, that’s it. Thank you.

Operator

Ron Mills, Johnson Rice.

Ron Mills - Johnson Rice - Analyst

Just from a staffing standpoint, obviously you touched on competition for staff in the industry and you’d love to keep most of the or a lot of the Stone employees. In your annual cost savings, does that account for retention of the employees you would like and/or whatever incentives it would take to keep those people employed with EPL?

Rick Bachmann - Energy Partners - Chairman, CEO

Yes.

Ron Mills - Johnson Rice - Analyst

And then from — Phillip, you actually just answered one of my questions on the Deep Shelf, clarifying your stance on that, but when you look at Stone’s just shelf properties, you mentioned a number of projects that jump out at you. Is that more indicative of Stone just being more focused on the Deep Shelf, the deepwater and Rockies the past couple years as to why those projects have probably been left behind?

Phillip Gobe - Energy Partners - President, COO

That’s certainly my impression and I think if you’ve listened to Dave Welsh talk at IPAA and Howard Weil — he talks with the small size of the Gulf of Mexico prospects. And so I think that’s our impression, but you’d really need to talk to Stone. Again, I think that inventory, based on just our looking at it this year, we unearthed three opportunities. I don’t see that being the only three in the entire inventory.

Ron Mills - Johnson Rice - Analyst

And based on what you’ve seen in those projects, would you characterize most of their projects on the shelf more per your risk profile more the moderate risk/moderate potential type property?

Phillip Gobe - Energy Partners - President, COO

In terms of the things we see, in terms of the things that they’ve actually drilled, I think were differentially oriented towards the Deep Shelf for their program this year.

Ron Mills - Johnson Rice - Analyst

Okay. And finally, any pref rights? I know they just exercised on Amberjack, but do any other operators have any pref rights associated with any of these properties that may reduce the assets that you end up acquiring?

Rick Bachmann - Energy Partners - Chairman, CEO

We don’t believe so. This is a corporate transaction, not an asset transaction. And typically that’s a pretty major distinction the way transactions are structured.

Ron Mills - Johnson Rice - Analyst

Okay. And then last but not least, just from your own management standpoint, Rick, I know with David Looney leaving you have Joe LeBlanc has stepped up as the financial chief. What’s the plan as it relates to

EPL’s — the financial side of EPL? I’m assuming most of the accounting functions are duplicative in the deal, but just trying to get a sense as to what your next step is there.

Rick Bachmann - Energy Partners - Chairman, CEO

Our concept is to create the best E&P company going forward and that’s going to be basically taking a blank piece of paper and designing what an optimal staff is going to look like. I would expect there to be plenty of Stone people on that page and plenty of EPL people on that page. But obviously some of the synergies that we talk about will unfortunately result in some breakage, but we’re excited about the ability to create this premier company. So I think there are a lot of very talented people at both companies.

Ron Mills - Johnson Rice - Analyst

Okay. Thank you, guys.

Operator

(OPERATOR INSTRUCTIONS).

Rick Bachmann - Energy Partners - Chairman, CEO

If there are no more questions, we certainly appreciate everybody joining us. This is a very exciting day for EPL. The Stone employees that we’ve had the pleasure to meet I think are equally excited about this opportunity. And as we move down this path we certainly encourage questions of this management team. And certainly from the investment community, we will be out there talking about this at the appropriate time. But it’s an exciting day for both shareholder bases and for our respective employees. We thank you all.

Operator

Thank you. This concludes today’s Energy Partners conference call. You may now disconnect your lines.

Additional Information

EPL AND STONE WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING EPL, STONE AND THE ACQUISITION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF EPL AND STONE SEEKING THEIR APPROVAL OF THE ACQUISITION.

The documents filed with the SEC by EPL may be obtained free of charge from EPL’s website at www.eplweb.com or by directing a request to: Energy Partners, Ltd. 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170, Attn: Secretary, (504) 569-1875. In addition, the documents filed with the SEC by Stone may be obtained free of charge from Stone website at www.stoneenergy.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.

EPL, Stone and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of EPL and Stone in favor of the acquisition. Information about the executive officers and directors of EPL and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of Stone and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.